SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 TVE CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   87306T 10 4
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 30, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that  section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Bruce  Cohen
--------------------------------------------------------------------------
|2|     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                    (b)[ ]
--------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                  [ ]
--------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------
                    |7|  SOLE  VOTING  POWER
NUMBER  OF                 None
SHARES
BENEFICIALLY        |8|  SHARED  VOTING  POWER
OWNED  BY  EACH            N/A
REPORTING
PERSON  WITH        |9|  SOLE  DISPOSITIVE  POWER
                           None
--------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER
                           N/A
--------------------------------------------------------------------------
|11|    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING  PERSON
                           None
--------------------------------------------------------------------------
|12|    CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES  *          N/A
--------------------------------------------------------------------------
|13|    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           0%
--------------------------------------------------------------------------
|14|    TYPE  OF  REPORTING  PERSON  *
                           IN
--------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of TVE Corporation The principal executive offices of TVE Corporation are located at 599-B Yonge Street, Suite 317, Toronto, Ontario, Canada M4Y 1Z4.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Bruce Cohen. Mr. Cohen's business address is 599-B Yonge Street, Suite 317, Toronto, Ontario, Canada M4Y 1Z4. Mr. Cohen was the former President, Chief Executive Officer, Secretary and Treasurer and a former Director of TVE Corporation. Mr. Cohen is currently a marketing consultant

(d)-(e) During the last five years, Mr. Cohen: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Cohen  is  a  citizen  of  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     None.

(b)     None.

(c) Mr. Cohen sold 1,500,000 shares of Common Stock to Gala Enterprises Ltd. pursuant to a Stock Purchase Agreement dated June 30, 2004. Pursuant to the Stock Purchase Agreement, Mr. Cohen received an aggregate of $85,000 cash from Gala Enterprises Ltd. which included the forgiveness by Mr. Cohen of approximately $33,705 of loans advanced by Mr. Cohen to TVE Corporation. The net amount of $51,295 (or $.034 per share) is attributable to the Common Stock.

(d)     None.

(e) Mr. Cohen ceased to be the beneficial owner of more than 5% of the Common Stock of TVE Corporation on June 30, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  30,  2004                    By:  /s/Bruce  Cohen
                                                -----------------
                                                Bruce  Cohen